UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders at 10:00am on June 27, 2025, local time, at 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. At the Extraordinary Meeting, the shareholders of the Company approved that 12,000,000 preferred shares of par value US$0.00005 be designated and issued to Mr. Aimin Kong, the Chief Operating Officer of the Company or the company under his control, as “Preferred Shares” such that the holder of a Preferred Share shall have 15 votes for every Preferred Share of which he is the holder, subject to the Certificate of Designation and certain vesting and earn-out terms in his Employment Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: June 27, 2025	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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